UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number

001-08382

Aktiebolaget Svensk Exportkredit

Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Fleminggatan 20

SE-112 26 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Incorporation by Reference

This Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference, in its entirety, into the registration statement on Form F-3 (File No. 333-249829) of Aktiebolaget Svensk Exportkredit (publ) (“SEK”).

This Report comprises the following:

1.	Registrant’s report for the third quarter of 2022.

Exhibit 99.2	Table of unaudited consolidated capitalization of the Registrant.

1

AB Svensk Exportkredit

Swedish Export Credit Corporation

Interim report

January-September 2022

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2022

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Magnus Montan

Magnus Montan, Chief Executive Officer

3

AB Svensk Exportkredit Swedish Export Credit Corporation

January–September 2022

(Compared to the period January-September 2021)

●	Net interest income Skr 1,531 million (9M21: Skr 1,425 million)

●	Operating profit Skr 850 million (9M21: Skr 1,005 million)

●	Net profit Skr 675 million (9M21: Skr 798 million)

●	New lending Skr 98.4 billion (9M21: Skr 50.4 billion)

●	New green lending[1] Skr 7.1 billion (9M21: –)

●	New green borrowing Skr 9.0 billion (9M21: 6.1 billion)

●	Basic and diluted earnings per share Skr 169 (9M21: Skr 200)

●	After-tax return on equity 4.3 percent (9M21: 5.2 percent)

July–September 2022

(Compared to the period July-September 2021)

●	Net interest income Skr 541 million (3Q21: Skr 472 million)

●	Operating profit Skr 489 million (3Q21: Skr 402 million)

●	Net profit Skr 388 million (3Q21: Skr 319 million)

●	New lending Skr 28.6 billion (3Q21: Skr 12.3 billion)

●	New green lending[1] Skr 0.7 billion (3Q21: –)

●	New green borrowing Skr – billion (3Q21: Skr 2.1 billion)

●	Basic and diluted earnings per share Skr 97 (3Q21: Skr 80)

●	After-tax return on equity 7.4 percent (3Q21: 6.3 percent)

Equity and balances

(Compared to December 31, 2021)

●	Total capital ratio 20.0 percent (year-end 2021: 21.6 percent)

●	Total assets Skr 394.6 billion (year-end 2021: Skr 333.6 billion)

●	Loans, outstanding and undisbursed Skr 351.0 billion (year-end 2021: Skr 291.1 billion)

1	New key performance indicator to which there is no comparative historical information.

High demand for financing in challenging conditions

The high level of uncertainty created by Russia’s war in Ukraine continued to dominate in the third quarter of the year. The volumes in the capital markets remain at a low level and demand for SEK’s financial solutions is high. SEK’s mission to provide finance for Sweden’s export industry becomes increasingly important in times of great uncertainty.

Our strong business flow during the first half of the year continued in the third quarter. New lending for the third quarter amounted to Skr 28.6 billion and to Skr 98.4 billion for the first three quarters of the year, reflecting year-on-year increases of 133 percent and 95 percent, respectively.

We posted profitability of 7.4 percent during the third quarter, reflecting a year-on-year increase of 1.1 percentage points. The increase was largely due to very strong net interest income of Skr 541 million. This reflected a year-on-year increase of 15 percent, despite a negative risk tax effect of Skr 27 million. We posted net profit of Skr 388 million for the third quarter, reflecting a year-on-year increase of 22 percent.

We have noted a particularly significant increase in demand for working capital financing to Swedish exporters, but also for larger export credits. In Sweden, SEK has, among other things, financed the mineral fertilizer company Cinis Fertilizer’s first production plant for circular and fossil-free potassium sulfate, and in the Ivory Coast, SEK’s social loans enable infrastructure that secures access to water.

Our focus on increasing the client portfolio and offering more companies access to Sweden’s export credit system has been highly successful in the first three quarters of the year. The number of customers increased 8 percent compared to year-end 2021, which is in line with the full year target of a 10 percent increase.

We welcomed two new members to the executive management team during the third quarter: Jenny Lilja Lagercrantz, Head of HR; and Pontus Davidsson, Head of International Finance.

In order to meet the increased demand for financing, SEK raised borrowings of USD 1.25 billion in the third quarter through the issuance of a two-year-fixed-rate bond and USD 800 million through the issuance of a four-year floating rate bond based on SOFR. The company therefore has high liquidity for new lending and is well prepared to continue to meet the future financing needs of Sweden’s export industry, even during these highly uncertain times with highly volatile financial markets and reduced market liquidity.

Magnus Montan Chief Executive Officer

Interim report January–September 2022	Page 3 of 29

Continued substantial need for financing in the Swedish export industry

Global uncertainty remained high in the third quarter of the year. The volumes in the capital markets remained at a low level and demand for SEK’s financial solutions increased. SEK’s mission to provide finance for Sweden’s export industry becomes increasingly important in times of great uncertainty, and the company has noted increased demand for a number of its offerings compared to the same period in the preceding year.

The high new lending volume during the first half of the year continued in the third quarter. SEK achieved a new lending volume during the quarter of Skr 28.6 billion, and during the first three quarters of Skr 98.4 billion, reflecting an increase of 95 percent compared to the first three quarters of 2021. From a historical perspective, these high volumes can only be compared to new lending volumes in 2009 (the financial crisis) and 2020 (COVID-19 pandemic). The company posted growth of 5.3 percent in its total lending in the third quarter and 16.2 percent in the first three quarters of the year compared to year-end 2021.

The high level of new lending is primarily the result of high demand for working capital finance from large and medium-sized Swedish exporters, but also from high demand for major export credits, including to countries such as the Ivory Coast.

In Sweden, SEK has, among other things, co-financed the mineral fertilizer company Cinis Fertilizer’s first production facility for circular and fossil-free potassium sulfate. In the Ivory Coast, SEK’s social loans are financing the Water for All program. This program enables infrastructure that secures access to water and Swedish companies play a role and deliver to projects initiated by the Ivory Coast’s government.

SEK’s focus on increasing its client portfolio and offering more companies access to Sweden’s export credit system has been highly successful in the first three quarters of the year. The number of customers increased 8 percent during the first nine months of the year compared to year-end 2021, which is in line with the full year target of a 10 percent increase.

SEK’s new lending
Skr bn	Jan-Sep 2022	Jan-Sep 2021	Jan-Dec 2021
Lending to Swedish exporters[1]	38.4	16.5	25.1
Lending to exporters’ customers[2]	60.0	33.9	51.9
Total	98.4	50.4	77.0
of which green lending[3]	7%	–	15%
of which CIRR-loans	23%	18%	15%

1  Of which Skr 5.2 billion (9M21: Skr 1.1 billion; year-end 2021: Skr 2.6 billion) had not been disbursed at period end.

2  Of which Skr 24.2 billion (9M21: Skr 10.6 billion; year-end 2021: Skr 18.6 billion) had not been disbursed at period end.

3  New key performance indicator to which there is no comparative historical information.

Favorable access to financing under difficult market conditions

High uncertainty in international capital markets continued during the third quarter. Russia’s war in Ukraine, the remaining effects from the COVID-19 pandemic of shortages in supply chains, sharply rising energy prices and historically high levels of inflation across much of the world are elements of concern that have made risk appetite in international capital markets temporarily very low. As a result, demand for financing from SEK from the Swedish export industry is increasing. SEK is highly regarded in the global markets and has healthy access to financing despite poor market conditions. SEK has been able to meet the increased demand for financing and remained a stable and secure financing partner for Sweden’s export industry.

During the first three quarters of the year, SEK increased its regular presence in the short-term borrowing market. During the period, the company raised borrowings of Skr 38 billion with maturities of less than one year, compared to Skr 3 billion in the same period during the previous year. SEK’s new long-term borrowing, with maturities of over one year, amounted to Skr 56 billion for the first three quarters of the year, and to Skr 26 billion in the third quarter. The company issued, inter alia, a two-year-fixed-rate bond denominated in USD with a volume of USD 1.25 billion and a four-year floating rate note based on SOFR with a volume of USD 800 million.

The company therefore has high liquidity for new lending and is well prepared to continue meeting the future financing needs of Sweden’s export industry, even during these highly uncertain times with highly volatile financial markets and reduced market liquidity.

SEK’s borrowing
Skr bn	Jan-Sep 2022	Jan-Sep 2021	Jan-Dec 2021
New long-term borrowing	55.7	62.0	81.1
New short-term borrowing	37.7	2.6	6.4
New green borrowing	9.0	6.1	6.1
Outstanding senior debt	343.0	287.4	295.0
Repurchase and redemption of own debt	2.2	1.1	1.5

January-September 2022

Operating profit amounted to Skr 850 million (9M21: Skr 1,005 million). Net profit amounted to Skr 675 million (9M21: Skr 798 million). The lower net profit compared to the same period in the previous year is explained by unrealized valuation effects of financial instruments which had a negative effect on the net results of financial transactions. During the year, the valuation effects amounted to Skr -154 million compared to the same period in the previous year when they amounted to Skr 15 million, representing a difference of Skr 169 million.

Net interest income

Net interest income amounted to Skr 1,531 million (9M21: Skr 1,425 million), representing an increase of 7 percent compared to the same period in the previous year. During the period, a high new lending rate and a weaker Swedish krona contributed to higher interest income. On January 1, 2022, a new risk tax on credit institutions was introduced in Sweden. Net interest income was negatively affected by the risk tax of Skr 81 million.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jan-Sep 2022	Jan-Sep 2021	Change
Total lending	256.4	230.3	11%
Liquidity investments	71.9	59.8	20%
Interest-bearing assets	341.7	306.8	11%
Interest-bearing liabilities	319.0	287.4	11%

Net results of financial transactions

Net results of financial transactions amounted to Skr -154 million (9M21: Skr 15 million). The first three quarters of 2022 have been volatile with large movement in the market. The results are mainly attributable to unrealized value changes of financial instruments from cross-currency basis spreads, increased credit spreads in the liquidity portfolio and increased interest rates. The valuation effects are expected to decrease as the instruments mature.

Operating expenses

Operating expenses amounted to Skr -483 million (9M21: Skr -462 million), an increase of 5 percent compared to the same period in the previous year. The increase in operating expenses is mainly due to increased personnel and depreciation costs. A provision of Skr 6 million was made for the individual variable remuneration program (9M21: Skr 6 million).

Net credit losses

Net credit losses amounted to Skr -22 million (9M21: Skr 50 million). Net credit losses were mainly attributable to increased provisions for expected credit losses for exposures in stage 1, offset by decreased provisions for expected credit losses for exposures in stage 2, as well as recovered credit losses.

Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment, see Note 4.

Loss allowances as of September 30, 2022, amounted to Skr -211 million compared to Skr -164 million as of December 31, 2021, of which exposures in stage 3 amounted to Skr -59 million (year-end 2021: Skr -48 million).

The provision ratio amounted to 0.06 percent (year-end 2021: 0.06 percent).

Taxes

Tax costs amounted to Skr -175 million (9M21: Skr -207 million), and the effective tax rate amounted to 20.6 percent (9M21: 20.6 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr 13 million (9M21: Skr 10 million). The outcome is explained by a positive result related to the changes in own credit risk due to increased credit spreads, as well as a positive result related to the revaluation of defined benefit plans that were affected by a higher discount rate, offset in part by unrealized losses from derivatives in cash flow hedging.

July-September 2022

Operating profit amounted to Skr 489 million (3Q21: Skr 402 million). Net profit amounted to Skr 388 million (3Q21: Skr 319 million). The higher net profit compared to the same period in the previous year was mainly explained by unrealized valuation effects of financial instruments. During the third quarter the net result of financial transactions amounted to Skr 108 million, an improvement of Skr 85 million compared to the same period in the previous year. In addition, net interest income improved by Skr 69 million, which was partly offset by higher net credit losses of Skr 54 million compared to the same period in the previous year.

Net interest income

Net interest income amounted to Skr 541 million (3Q21: Skr 472 million), representing an increase of 15 percent compared to the same period in the previous year. A high new lending rate during the year and a weaker Swedish krona contributed to higher interest income during the quarter. Net interest income was negatively affected by the new risk tax of Skr 27 million.

The table below shows average interest-bearing assets and liabilities.

Skr bn, average	Jul-Sep 2022	Jul-Sep 2021	Change
Total lending	269.3	225.3	20%
Liquidity investments	72.0	63.6	13%
Interest-bearing assets	355.5	300.9	18%
Interest-bearing liabilities	329.2	284.3	16%

Interim report January–September 2022	Page 6 of 29

Net results of financial transactions

Net results of financial transactions amounted to Skr 108 million (3Q21: Skr 23 million). The quarter was volatile and characterized by substantial movement in the financial markets. The results are mainly attributable to unrealized value changes of financial instruments from cross-currency basis spreads, and increased interest rates.

Operating expenses

Operating expenses amounted to Skr -148 million (3Q21: Skr -136 million), representing an increase of 9 percent compared to the same period in the previous year. The increase in operating expenses is mainly due to increased personnel costs. A provision of Skr 6 million was made for the individual variable remuneration program (3Q21: Skr 2 million).

Net credit losses

Net credit losses amounted to Skr -5 million (3Q21: Skr 49 million). Net credit losses were attributable to increased provisions for expected credit losses for exposures in stage 1 and stage 2, offset by recovered credit losses.

SEK’s IFRS 9 model is based on a business cycle parameter. The business cycle parameter reflects the general risk of default in each probability of default (PD) segment and should reflect the general risk of default in the economy, see Note 4. Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s assessment.

Taxes

Tax costs amounted to Skr -101 million (3Q21: Skr -83 million), and the effective tax rate amounted to 20.7 percent (3Q21: 20.6 percent).

Other comprehensive income (OCI)

Other comprehensive income before tax amounted to Skr -97 million (3Q21: Skr -5 million). This outcome was mainly explained by unrealized losses incurred from derivatives in cash flow hedging due to rising interest rates.

Statement of Financial Position

Total assets and liquidity investments

Total assets increased 18 percent compared to the end of 2021. The company’s increased customer lending, together with a weaker Swedish krona, drove the increase in the company’s assets.

Skr bn	September 30, 2022	December 31, 2021	Change
Total assets	394.6	333.6	18%
Liquidity investments	76.0	67.9	12%
Total lending	275.6	237.2	16%
of which green	25.0	18.0	39%
of which CIRR-loans	98.3	87.9	12%

SEK’s total net exposures, after risk mitigation, amounted to Skr 441.8 billion as of September 30, 2022 (year-end 2021: Skr 372.5 billion). Credit exposures have increased to states, which is mainly due to new lending in the form of larger export credits that are guaranteed by EKN.

Liabilities and equity

As of September 30, 2022, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. SEK considers all of its outstanding commitments to be covered through maturity.

SEK has a credit facility in place with the Swedish National Debt Office of up to Skr 175 billion. The credit facility can be utilized when the Swedish export industry’s demand for financing is particularly high.

Capital adequacy

As of September 30, 2022, SEK’s total own funds amounted to Skr 20.5 billion (year-end 2021: Skr 19.9 billion). The total capital ratio was 20.0 percent (year-end 2021: 21.6 percent), representing a margin of 3.6 percentage points above SEK’s estimate of Finansinspektionen’s (the “Swedish FSA”) requirement of 16.4 percent as of September 30, 2022. The corresponding Common Equity Tier 1 capital estimated requirement was 11.3 percent. Given that SEK’s own funds are comprised solely of Common Equity Tier 1 capital, this total capital ratio represents a margin of 8.7 percentage points above the requirement. Overall, SEK is strongly capitalized and has healthy liquidity.

Percent	September 30, 2022	December 31, 2021
Common Equity Tier 1 capital ratio	20.0	21.6
Tier 1 capital ratio	20.0	21.6
Total capital ratio	20.0	21.6
Leverage ratio	8.4	9.3
Liquidity coverage ratio (LCR)	301	463
Net stable funding ratio (NSFR)	122	139

Rating

	Skr	Foreign currency
Moody’s	Aa1/Stable	Aa1/Stable
Standard & Poor’s	AA+/Stable	AA+/Stable

Interim report January–September 2022	Page 7 of 29

Other events

At SEK’s annual general meeting on March 24, 2022, Lars Linder-Aronson stepped down from his position as Chairman of the Board of Directors of SEK (the “Board”) and Lennart Jacobsen was elected as new Chairman of the Board. Hans Larsson stepped down from his position as member of the Board, and three new members were elected: Håkan Berg, Katarina Ljungqvist and Paula da Silva. A resolution was passed at the annual general meeting to adopt the income statement and balance sheet in SEK’s Annual Report 2021 on Form 20-F, and to appropriate distributable funds pursuant to the Board’s proposal.

SEK’s Deputy CEO Per Åkerlind has retired and no new Deputy CEO will be appointed.

During the first nine months of the year, the roles as Head of Sustainability, Chief Information Officer, Head of Human Resources and Head of International Finance were filled. Further changes in SEK’s executive management will take effect during the fourth quarter when SEK’s Chief Risk Officer will leave the company. Recruitment for the position is ongoing.

The macro environment

In the second quarter of 2022, Sweden’s GDP increased 0.9 percent compared to the previous quarter. Exports rose 1.1 percent, with exports of services contributing positively and exports of goods contributing negatively. Unemployment amounted to 7.7 percent at the end of the second quarter of 2022, down 1.5 percentage points compared to the second quarter of 2021. The rate of inflation in August 2022 was 9.0 percent, which represented an increase from July 2022 when the rate of inflation was 8.0 percent. The inflation rate is increasing significantly due to sharply rising food and energy prices. The Riksbank (Sweden’s Central Bank) has raised the repo rate on three occasions in 2022 by a total of 175 basis points and further hikes to the repo rate are expected.

A continued high, and partly rising, inflation gives rise to expectations of continued interest rate hikes. A higher repo rate positively impacts SEK’s net interest income. The company anticipates that higher market interest rates will have a limited impact on its clients and, therefore, a limited indirect impact on SEK.

SEK believes that there is a higher-than-normal level of risk factors in the financial markets that affect the company.

SEK believes that information security threats, particularly cyber security, have increased, as a consequence of Sweden supporting Ukraine. Russia’s war in Ukraine is causing substantial human suffering and is fueling inflation and the overall likelihood of a recession has increased. The war has little direct financial impact on SEK. The company has very low lending in Russia and no lending in Ukraine or Belarus. However, the high level of uncertainty may have a more long-term effect on SEK’s customers and, therefore, on SEK.

The western world has gradually escalated sanctions against Russia and continues to support Ukraine with military and protective equipment, and contributes direct economic support to Ukraine’s armed forces. The long-term humanitarian and socioeconomic effects of Russia’s war in Ukraine are expected to be significant and the prevailing geopolitical security tension occasioned by the conflict could continue for a long time.

There is still some increase in the spread of COVID-19 with several local outbreaks. Despite this, the number of lock-downs due to COVID-19 are decreasing and SEK therefore sees some reduction in the probability of disruptions in supply chains resulting from COVID-19.

Risk factors

Various risks arise as part of SEK’s operations, primarily credit risks, but also market, liquidity, refinancing, operational and sustainability risks. For a more detailed description of these risks, refer to the separate risk report Capital Adequacy and Risk Management Report Pillar 3 2021 and the Risk and Note 30 to the annual financial statements included in SEK’s 2021 Annual Report on Form 20-F, as well as the “Risk Factors” section in SEK’s 2021 Annual Report on Form 20-F.

The following risk factor supplement the “Risk Factors” section in SEK’s 2021 Annual Report on Form 20-F and the Interim Report January-June 2022 on Form 6-K.

Continued challenges posed by geopolitical factors and the aftermath of the COVID-19 pandemic could materially affect SEK’s operations and financial position.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing Russia-Ukraine war, the aftermath of the COVID-19 pandemic and higher inflation and interest rates and recessionary concerns.

The Russia-Ukraine war, alongside the economic impacts that continue to result from the COVID-19 pandemic, has increased commodity prices, resulting in a significant increase in inflation, which in turn has led to interest rate hikes. These developments have led to further challenges for monetary authorities and SEK’s customers, and there is a risk that these economic effects could lead to a significant economic slowdown and potential recession in some parts of the global economy if continued, which could adversely affect SEK’s business, results of operations and financial position. In addition, if these negative global economic conditions persist or worsen, they can also amplify each other’s impact.

These economic effects could also have consequences for the companies and industries that SEK provides financing to as well as the financial condition of SEK’s financial counterparties. In addition, such economic effects could lead to further instability and lack of liquidity in capital markets, affecting SEK’s ability to access funding on financial terms acceptable to it, and result in an increase in SEK’s cost of funding, which could have a material adverse effect on SEK’s business prospects, financial condition or ability to fulfil its debt obligations.

Interim report January–September 2022	Page 8 of 29

Financial targets

Profitability target	A return on equity after tax of at least 5 percent.
Dividend policy	Payment of an ordinary dividend of 20-40 percent of the profit for the year.
Capital target	SEK’s total capital ratio is to exceed the Swedish FSA’s requirement by 2 to 4 percentage points and SEK’s Common Equity Tier 1 capital ratio is to exceed the Swedish FSA’s requirement by at least 4 percentage points. Currently, the capital targets mean that the total capital ratio should amount to 18.4-20.4 percent and the Common Equity Tier 1 capital ratio should amount to 15.3 percent, based on SEK’s estimation of the Swedish FSA’s requirements as of September 30, 2022.

Key performance indicators (unaudited)

Skr mn (if not otherwise indicated)	Jul-Sep 2022	Apr-Jun 2022	Jul-Sep 2021	Jan-Sep 2022	Jan-Sep 2021	Jan-Dec 2021
New lending	28,628	45,403	12,356	98,407	50,423	76,988
of which to Swedish exporters	10,912	22,223	5,871	38,434	16,555	25,075
of which to exporters’ customers	17,716	23,180	6,485	59,973	33,868	51,913
of which green as a percentage of new lending[1]	2%	12%	–	7%	–	15%
of which CIRR-loans as a percentage of new lending	28%	26%	0%	23%	18%	15%
Total lending	275,638	263,031	228,842	275,638	228,842	237,224
of which green[1]	9.1%	8.7%	–	9.1%	–	7.5%
of which social[1]	0.2%	0.1%	–	0.2%	–	–
of which sustainability-linked[1]	1.4%	1.5%	–	1.4%	–	0.5%
Loans, outstanding and undisbursed	350,984	330,819	279,598	350,984	279,598	291,095

Customer growth[1]	3%	4%	–	8%	–	11%

New long-term borrowings	25,677	9,906	18,563	55,694	62,003	81,103
New short-term borrowings	6,372	10,099	876	37,675	2,631	6,409
New green borrowings	–	7,501	2,100	9,001	6,100	6,100
Outstanding senior debt	343,007	315,378	287,423	343,007	287,423	295,000

After-tax return on equity	7.4%	3.3%	6.3%	4.3%	5.2%	5.1%

Common Equity Tier 1 capital ratio	20.0%	19.7%	22.6%	20.0%	22.6%	21.6%
Tier 1 capital ratio	20.0%	19.7%	22.6%	20.0%	22.6%	21.6%
Total capital ratio	20.0%	19.7%	22.6%	20.0%	22.6%	21.6%
Leverage ratio	8.4%	8.5%	9.7%	8.4%	9.7%	9.3%
Liquidity coverage ratio (LCR)	301%	597%	1,399%	301%	1,399%	463%
Net stable funding ratio (NSFR)	122%	122%	141%	122%	141%	139%
Risk exposure amount	102,416	101,898	87,526	102,416	87,526	92,140
1 New key performance indicators to which there is no comparative historical information.

See definitions on page 28.

Interim report January–September 2022	Page 9 of 29

Condensed Consolidated Statement of Comprehensive Income (unaudited)

Skr mn	Note	Jul-Sep 2022	Apr-Jun 2022	Jul-Sep 2021	Jan-Sep 2022	Jan-Sep 2021	Jan-Dec 2021
Interest income		1,926	994	678	3,605	2,016	2,719
Interest expenses		-1,385	-489	-206	-2,074	-591	-812
Net interest income	2	541	505	472	1,531	1,425	1,907

Net fee and commission expense		-7	-8	-6	-22	-23	-29
Net results of financial transactions	3	108	-92	23	-154	15	56
Total operating income		642	405	489	1,355	1,417	1,934

Personnel expenses		-85	-102	-76	-279	-263	-359
Other administrative expenses		-48	-56	-49	-160	-165	-231
Depreciation and impairment of non-financial assets		-15	-15	-11	-44	-34	-80
Total operating expenses		-148	-173	-136	-483	-462	-670

Operating profit before credit losses		494	232	353	872	955	1,264

Net credit losses	4	-5	-19	49	-22	50	41
Operating profit		489	213	402	850	1,005	1,305

Tax expenses		-101	-42	-83	-175	-207	-271
Net profit[1]		388	171	319	675	798	1,034

Other comprehensive income related to:
Items to be reclassified to profit or loss
Derivatives in cash flow hedges		-115	–	–	-115	–	–
Tax on items to be reclassified to profit or loss		24	–	–	24	–	–
Net items to be reclassified to profit or loss		-91	–	–	-91	–	–
Items not to be reclassified to profit or loss
Own credit risk		20	-6	-11	84	-31	-24
Revaluation of defined benefit plans		-2	16	6	44	41	24
Tax on items not to be reclassified to profit or loss		-3	-3	1	-27	-2	0
Net items not to be reclassified to profit or loss		15	7	-4	101	8	0

Total other comprehensive income		-76	7	-4	10	8	0

Total comprehensive income[1]		312	178	315	685	806	1,034

Skr
Basic and diluted earnings per share[2]		97	43	80	169	200	259
1 The entire profit is attributable to the shareholder of the Parent Company. 2 Net profit divided by average number of shares, which amounts to 3,990,000 for each period.

Interim report January–September 2022	Page 10 of 29

Consolidated Statement of Financial Position (unaudited)

Skr mn	Note	September 30, 2022	December 31, 2021
Assets
Cash and cash equivalents	5	2,923	11,128
Treasuries/government bonds	5	13,307	10,872
Other interest-bearing securities except loans	5	59,734	45,881
Loans in the form of interest-bearing securities	4, 5	52,300	46,578
Loans to credit institutions	4, 5	28,246	20,775
Loans to the public	4, 5	211,275	180,288
Derivatives	5, 6	21,700	8,419
Tangible and intangible assets		336	331
Deferred tax asset		0	11
Other assets		1,206	7,451
Prepaid expenses and accrued revenues		3,621	1,913
Total assets		394,648	333,647

Liabilities and equity
Borrowing from credit institutions	5	20,632	5,230
Borrowing from the public	5	–	10,000
Debt securities issued	5	322,375	279,770
Derivatives	5, 6	17,850	14,729
Other liabilities		9,445	1,167
Accrued expenses and prepaid revenues		3,249	1,875
Provisions		18	68
Total liabilities		373,569	312,839

Share capital		3,990	3,990
Reserves		-119	-129
Retained earnings		17,208	16,947
Total equity		21,079	20,808

Total liabilities and equity		394,648	333,647

Interim report January–September 2022	Page 11 of 29

Condensed Consolidated Statement of Changes in Equity (unaudited)

Skr mn	Equity	Share capital	Reserves			Retained earnings
			Hedge reserve	Own credit risk	Defined benefit plans
Opening balance of equity January 1, 2021	20,064	3,990	–	-84	-45	16,203
Net profit Jan-Sep 2021	798					798
Other comprehensive income Jan-Sep 2021	8			-24	32
Total comprehensive income Jan-Sep 2021	806	–	–	-24	32	798
Dividend	-290					-290
Closing balance of equity September 30, 2021[1]	20,580	3,990	–	-108	-13	16,711

Opening balance of equity January 1, 2021	20,064	3,990	–	-84	-45	16,203
Net profit Jan-Dec 2021	1,034					1,034
Other comprehensive income Jan-Dec 2021	0			-18	18
Total comprehensive income Jan-Dec 2021	1,034	–	–	-18	18	1,034
Dividend	-290					-290
Closing balance of equity December 31, 2021[1]	20,808	3,990	–	-102	-27	16,947

Opening balance of equity January 1, 2022	20,808	3,990	–	-102	-27	16,947
Net profit Jan-Sep 2022	675					675
Other comprehensive income Jan-Sep 2022	10		-91	66	35
Total comprehensive income Jan-Sep 2022	685	–	-91	66	35	675
Dividend	-414					-414
Closing balance of equity September 30, 2022[1]	21,079	3,990	-91	-36	8	17,208
1 The entire equity is attributable to the shareholder of the Parent Company.

Interim report January–September 2022	Page 12 of 29

Condensed Statement of Cash Flows in the Consolidated Group (unaudited)

Skr mn	Jan-Sep 2022	Jan-Sep 2021	Jan-Dec 2021
Operating activities
Operating profit	850	1,005	1,305
Adjustments for non-cash items in operating profit	93	-145	69
Income tax paid	-303	-197	-263
Changes in assets and liabilities from operating activities	-30,439	17,770	19,464
Cash flow from operating activities	-29,799	18,433	20,575

Investing activities
Capital expenditures	-49	-63	-242
Cash flow from investing activities	-49	-63	-242

Financing activities
Change in senior debt	12,180	-12,752	-10,958
Derivatives, net	8,597	-1,705	-1,523
Dividend paid	-414	-290	-290
Payment of lease liability	-15	-18	-24
Cash flow from financing activities	20,348	-14,765	-12,795

Cash flow for the period	-9,500	3,605	7,538

Cash and cash equivalents at beginning of the period	11,128	3,362	3,362
Cash flow for the period	-9,500	3,605	7,538
Exchange-rate differences on cash and cash equivalents	1,295	209	228
Cash and cash equivalents at end of the period[1]	2,923	7,176	11,128

1	Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Interim report January–September 2022	Page 13 of 29

Notes

Note 1.    Accounting policies

Note 2.    Net interest income

Note 3.    Net results of financial transactions

Note 4.    Impairments

Note 5.    Financial assets and liabilities at fair value

Note 6.    Derivatives

Note 7.    CIRR-system

Note 8.    Pledged assets and contingent liabilities

Note 9.    Capital adequacy

Note 10.  Exposures

Note 11.  Reference interest rate reform

Note 12.  Transactions with related parties

Note 13.  Events after the reporting period

References to “SEK” or the “Parent Company” are to AB Svensk Exportkredit. References to “Consolidated Group” are to SEK and its consolidated subsidiary. All amounts are in Skr million, unless otherwise indicated. All figures relate to the Consolidated Group, unless otherwise indicated.

Note 1. Accounting policies

This condensed interim report is presented in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The Consolidated Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), together with the interpretations from IFRS Interpretations Committee (IFRS IC). The IFRS standards applied by SEK are all endorsed by the European Union (EU). The accounting also follows the additional standards imposed by the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) (ÅRKL) and the regulation and general guidelines issued by Finansinspektionen (the Swedish FSA), “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s principles for external reporting in accordance with its State Ownership Policy and principles for state-owned enterprises.

The accounting policies, methods of computation and presentation of the Consolidated Group are, in all material aspects, the same as those used for the 2021 annual financial statements included in SEK’s 2021 Annual Report on Form 20-F. SEK analyzes and assesses the application and impact of changes in financial reporting standards that are applied within the Group. Changes that are not mentioned are either not applicable to SEK or have been determined to not have a material impact on SEK’s financial reporting.

There are no IFRS or IFRS Interpretations Committee interpretations that are not yet applicable that are expected to have a material impact on SEK’s financial statements, capital adequacy or large exposure ratios.

Interim report January–September 2022	Page 14 of 29

Note 2. Net interest income

Skr mn	Jul-Sep 2022	Apr-Jun 2022	Jul-Sep 2021	Jan-Sep 2022	Jan-Sep 2021	Jan-Dec 2021
Interest income
Loans to credit institutions	163	73	35	275	102	131
Loans to the public	1,343	1,082	948	3,408	2,787	3,782
Loans in the form of interest-bearing securities	302	207	199	705	583	776
Interest-bearing securities excluding loans in the form of interest-bearing securities	130	40	9	182	40	50
Derivatives	-81	-475	-568	-1,162	-1,655	-2,239
Administrative remuneration CIRR-system	61	58	50	176	143	198
Other assets	8	9	5	21	16	21
Total interest income[1]	1,926	994	678	3,605	2,016	2,719
Interest expenses
Interest expenses	-1,336	-443	-184	-1,927	-525	-724
Resolution fee	-22	-19	-22	-66	-66	-88
Risk tax	-27	-27	–	-81	–	–
Total interest expenses	-1,385	-489	-206	-2,074	-591	-812
Net interest income	541	505	472	1,531	1,425	1,907

1	Interest income calculated using the effective interest method amounted to Skr 4,152 million during January-September 2022 (9M21: Skr 3,157 million).

Note 3. Net results of financial transactions

Skr mn	Jul-Sep 2022	Apr-Jun 2022	Jul-Sep 2021	Jan-Sep 2022	Jan-Sep 2021	Jan-Dec 2021
Derecognition of financial instruments not measured at fair value through profit or loss	2	1	1	3	31	33
Financial assets or liabilities at fair value through profit or loss	70	-171	19	-252	-20	13
Financial instruments under fair-value hedge accounting	39	85	4	105	7	12
Currency exchange-rate effects on all assets and liabilities excl. currency exchange-rate effects related to revaluation at fair value	-3	-7	-1	-10	-3	-2
Total net results of financial transactions	108	-92	23	-154	15	56

Interim report January–September 2022	Page 15 of 29

Note 4. Impairments

Skr mn	Jul-Sep 2022	Apr-Jun 2022	Jul-Sep 2021	Jan-Sep 2022	Jan-Sep 2021	Jan-Dec 2021
Expected credit losses, stage 1	-6	-23	27	-38	63	60
Expected credit losses, stage 2	-2	3	10	7	28	29
Expected credit losses, stage 3	0	-5	12	-3	-45	-46
Established losses	–	–	-7	–	-10	-52
Reserves applied to cover established credit losses	–	–	7	–	10	49
Recovered credit losses	3	6	0	12	4	1
Net credit losses	-5	-19	49	-22	50	41

Skr mn	September 30, 2022				December 31, 2021
	Stage 1	Stage 2	Stage 3	Total	Total
Loans, before expected credit losses	234,370	38,633	2,840	275,843	237,381
Off-balance sheet exposures, before expected credit losses	56,214	25,116	42	81,372	60,148
Total, before expected credit losses	290,584	63,749	2,882	357,215	297,529
Loss allowance, loans	-125	-22	-59	-206	-157
Loss allowance, off-balance sheet exposures[1]	-5	0	–	-5	-7
Total loss allowance	-130	-22	-59	-211	-164
Provision ratio (in percent)	0.04	0.03	2.05	0.06	0.06

1	Recognized under provision in Consolidated Statement of Financial Position. Off-balance sheet exposures consist of guarantee commitments, committed undisbursed loans and binding offers, see Note 8.

The table above shows the book value of loans and nominal amounts for off-balance sheet exposures before expected credit losses for each stage as well as related loss allowance amounts, in order to place expected credit losses in relation to credit exposures. Overall, the credit portfolio has an extremely high credit quality and SEK often uses risk mitigation measures, primarily through guarantees from the Swedish Export Credit Agency (EKN) and other government export credit agencies in the Organisation for Economic Co-operation and Development (OECD), which explains the low provision ratio.

Loss Allowance

	September 30, 2022				December 31, 2021
Skr mn	Stage 1	Stage 2	Stage 3	Total	Total
Opening balance January 1	-88	-28	-48	-164	-249
Increases due to origination and acquisition	-52	-1	–	-53	-65
Net remeasurement of loss allowance	-6	13	7	14	21
Transfer to stage 1	0	0	–	0	0
Transfer to stage 2	1	-10	–	-9	-4
Transfer to stage 3	1	4	-10	-5	-19
Decreases due to derecognition	18	1	0	19	110
Decrease in allowance account due to write-offs	–	–	–	–	49
Exchange-rate differences[1]	-4	-1	-8	-13	-7
Closing balance	-130	-22	-59	-211	-164

1	Recognized under net results of financial transactions in Statement of Comprehensive Income.

Provisions for expected credit losses (ECLs) are calculated using quantitative models based on inputs, assumptions and methods that are highly reliant on assessments. In particular, the following could heavily impact the level of provisions: the establishment of a material increase in credit risk, allowing for forward-looking macroeconomic scenarios, and the measurement of both ECLs over the next 12 months and lifetime ECLs. ECLs are based on objective assessments of what SEK expects to lose on the exposures given what was known on the reporting date and taking into account possible future events. The ECL is a probability-weighted amount that is determined by evaluating the outcome of several possible scenarios and where the data taken into consideration comprises information from previous conditions, current conditions and projections of future economic conditions. SEK’s method entails three scenarios being prepared for each probability of default curve: a base scenario, a downturn scenario, and an upturn scenario, where the scenarios are expressed in a business cycle parameter. The business cycle parameter reflects the general risk of default in each geographic segment. The parameter is standard normally distributed where zero indicates a neutral economy as the economy has been on average, historically. The business cycle parameters for the base scenario are between -0.20 and 0.02 for the various probability of default (PD) segments. The base scenarios have been weighted at between 40 and 70 percent, the downturn scenarios have been weighted at between 30 and 60 percent, and the upturn scenarios have been weighted at zero percent between the different PD-segments. An improvement of the PD model has taken place during the first quarter of 2022, which means, among other things, that the difference between the base and downturn/upturn scenarios has increased and that new data sources are used.

Due to the current macroeconomic uncertainty, SEK has made an overall adjustment according to management’s overall assessment. This resulted in an increase of expected credit losses, which was calculated pursuant to SEK’s IFRS 9 model as of September 30, 2022.

Interim report January–September 2022	Page 16 of 29

Note 5. Financial assets and liabilities at fair value

Skr mn	September 30, 2022
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	2,923	2,923	–
Treasuries/governments bonds	13,307	13,307	–
Other interest-bearing securities except loans	59,734	59,734	–
Loans in the form of interest-bearing securities	52,300	52,152	-148
Loans to credit institutions	28,246	27,996	-250
Loans to the public	211,275	206,765	-4,510
Derivatives	21,700	21,700	–
Total financial assets	389,485	384,577	-4,908
Borrowing from credit institutions	20,632	20,632	–
Borrowing from the public	–	–	–
Debt securities issued	322,375	322,299	-76
Derivatives	17,850	17,850	–
Total financial liabilities	360,857	360,781	-76

Skr mn	December 31, 2021
	Book value	Fair value	Surplus value (+)/ Deficit value (–)
Cash and cash equivalents	11,128	11,128	–
Treasuries/governments bonds	10,872	10,872	–
Other interest-bearing securities except loans	45,881	45,881	–
Loans in the form of interest-bearing securities	46,578	47,991	1,413
Loans to credit institutions	20,775	20,993	218
Loans to the public	180,288	186,436	6,148
Derivatives	8,419	8,419	–
Total financial assets	323,941	331,720	7,779
Borrowing from credit institutions	5,230	5,230	–
Borrowing from the public	10,000	10,000	–
Debt securities issued	279,770	280,294	524
Derivatives	14,729	14,729	–
Total financial liabilities	309,729	310,253	524

Determination of fair value

The determination of fair value is described in the annual financial statements included in SEK’s 2021 Annual Report on Form 20-F, see Note 1 (h) (viii) Principles for determination of fair value of	financial instruments and (ix) Determination of fair value of certain types of financial instruments.

Interim report January–September 2022	Page 17 of 29

Financial assets in fair value hierarchy

Skr mn	Financial assets at fair value
	Level 1	Level 2	Level 3	Total
Treasuries/governments bonds	4,264	9,043	–	13,307
Other interest-bearing securities except loans	24,175	35,559	–	59,734
Derivatives	–	21,600	100	21,700
Total, September 30, 2022	28,439	66,202	100	94,741
Total, December 31, 2021	32,187	32,499	486	65,172

Financial liabilities in fair value hierarchy

Skr mn	Financial liabilities at fair value
	Level 1	Level 2	Level 3	Total
Debt securities issued	–	6,299	27,881	34,180
Derivatives	–	10,809	7,041	17,850
Total, September 30, 2022	–	17,108	34,922	52,030
Total, December 31, 2021	–	18,967	35,078	54,045

There were no transfers between levels during the period (year-end 2021: a transfer of Skr -1 million for derivatives was made from level 2 to level 3, due to larger elements of assessment in the valuation).

Financial assets and liabilities at fair value in Level 3, 2022

Skr mn	January 1, 2022	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	September 30, 2022
Debt securities issued	-32,555	-4,718	8,495	–	–	2,852	-37	-1,918	-27,881
Derivatives, net	-2,037	0	187	–	–	-690	–	-4,401	-6,941
Net assets and liabilities	-34,592	-4,718	8,682	–	–	2,162	-37	-6,319	-34,822

Financial assets and liabilities at fair value in Level 3, 2021

Skr mn	January 1, 2021	Purchases	Settlements & sales	Transfers to Level 3	Transfers from Level 3	Gains (+) and losses (–) through profit or loss[1]	Gains (+) and losses (–) in Other comprehensive income	Exchange- rate differences	December 31, 2021
Debt securities issued	-41,198	-10,372	19,337	–	–	196	-36	-482	-32,555
Derivatives, net	-263	5	-599	-1	–	411	–	-1,590	-2,037
Net assets and liabilities	-41,461	-10,367	18,738	-1	–	607	-36	-2,072	-34,592

1	Gains and losses through profit or loss, including the impact of exchange-rates, is reported as net interest income and net results of financial transactions. The unrealized fair value changes for assets and liabilities, including the impact of exchange rates, held as of September 30, 2022, amounted to a Skr 2,159 million gain (year-end 2021: Skr 594 million gain) and are reported as net results of financial transactions.

Uncertainty of valuation of Level 3 instruments

As the estimation of parameters included in the models used to calculate the market value of Level 3 instruments is associated with subjectivity and uncertainty, SEK has conducted an analysis of the difference in fair value of Level 3 instruments using other established parameter values. Option models and discounted cash flows are used to value the Level 3 instruments. For the Level 3 instruments that are significantly affected by different types of correlations, which are not based on observable market data, a revaluation has been made by shifting the correlations. The correlation is expressed as a value between 1 and –1, where 0 indicates no relationship, 1 indicates a maximum positive relationship and -1 indicates a maximum negative relationship. The maximum correlation in the range of unobservable inputs can thus be from 1 to –1. In the analysis, the correlations have been adjusted by +/– 0.12, which represents the level SEK uses within its prudent valuation framework. For Level 3 instruments that are significantly affected by non-observable market data	in the form of SEK’s own creditworthiness, a revaluation has been made by shifting the credit curve. The revaluation is made by shifting the credit spreads by +/– 10 basis points, which has been assessed as a reasonable change in SEK’s credit spread. The analysis shows the impact of the non-observable market data on the market value. In addition, the market value will be affected by observable market data. The result of the analysis corresponds with SEK’s business model where issued securities are linked with a matched hedging derivative. The underlying market data is used to evaluate the issued security as well as to evaluate the fair value in the derivative. This means that a change in fair value of the issued security, excluding SEK’s own credit spread, is offset by an equally large change in fair value in the derivative.

Interim report January–September 2022	Page 18 of 29

Sensitivity analysis – level 3 assets and liabilities

Assets and liabilities	September 30, 2022
Skr mn	Fair Value	Unobservable input	Range of estimates for unobservable input	Valuation method	Sensitivity max	Sensitivity min
Equity	-4,409	Correlation	0.12 – (0.12)	Option Model	-13	13
Interest rate	4	Correlation	0.12 – (0.12)	Option Model	0	0
FX	-2,420	Correlation	0.12 – (0.12)	Option Model	-34	34
Other	-116	Correlation	0.12 – (0.12)	Option Model	0	0
Sum derivatives, net	-6,941				-47	47
Equity	-10,797	Correlation	0.12 – (0.12)	Option Model	13	-13
		Credit spreads	10BP – (10BP)	Discounted cash flow	15	-15
Interest rate	-8,572	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	98	-98
FX	-8,326	Correlation	0.12 – (0.12)	Option Model	36	-36
		Credit spreads	10BP – (10BP)	Discounted cash flow	34	-34
Other	-186	Correlation	0.12 – (0.12)	Option Model	0	0
		Credit spreads	10BP – (10BP)	Discounted cash flow	1	-1
Sum debt securities issued	-27,881				197	-197
Total effect on total comprehensive income					150	-150
Derivatives, net, December 31, 2021	-2,037				-59	59
Debt securities issued, December 31, 2021	-32,555				181	-181
Total effect on total comprehensive income, December 31, 2021					122	-122

The sensitivity analysis shows the effect that a shift in correlations or SEK’s own credit spread has on Level 3 instruments. The table presents maximum positive and negative change in fair value when correlations or SEK’s own credit spread is shifted by +/– 0.12 and +/– 10 basis	points, respectively. When determining the total maximum/minimum effect on total comprehensive income the most adverse/favorable shift is chosen, considering the net exposure arising from the issued securities and the derivatives, for each correlation.

Fair value related to credit risk

	Fair value originating from credit risk (- liabilities increase/ + liabilities decrease)		The period’s change in fair value originating from credit risk (+ income/ - loss)
Skr mn	September 30, 2022	31 December 2021	Jan–Sep 2022	Jan–Sep 2021
CVA/DVA, net[1]	-58	-14	-44	5
OCA[2]	-48	-132	84	-31

1	Credit value adjustment (CVA) and Debt value adjustment (DVA) reflects how the counterparties’ credit risk as well as SEK’s own credit rating affects the fair value of derivatives.
2	Own credit adjustment (OCA) reflects how the changes in SEK’s credit rating affects the fair value of financial liabilities measured at fair value through profit and loss.

Interim report January–September 2022	Page 19 of 29

Note 6. Derivatives

Derivatives by category

Skr mn	September 30, 2022			December 31, 2021
	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	2,724	2,669	440,770	3,192	9,464	361,160
Currency-related contracts	18,874	9,768	195,838	5,218	3,518	157,362
Equity-related contracts	6	4,415	12,409	2	895	9,801
Contracts related to commodities, credit risk, etc.	96	998	8,402	7	852	3,521
Total derivatives	21,700	17,850	657,419	8,419	14,729	531,844

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts,	primarily to hedge risk exposure inherent in financial assets and liabilities. These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

Note 7. CIRR-system

Pursuant to the company’s assignment as stated in its owner instruction issued by the Swedish government, SEK administers credit granting in the Swedish system for officially supported export credits (CIRR-system). SEK receives compensation from the Swedish government in the form of an administrative compensation, which is calculated based on the principal amount outstanding.

The administrative compensation paid by the state to SEK is recognized in the CIRR-system as administrative remuneration to SEK. Refer to the following tables of the statement of comprehensive income and statement of financial positions for the CIRR-system, presented as reported to the owner. Interest expenses includes interest expenses for loans between SEK and the CIRR-system which reflects the borrowing cost for the CIRR-system. Interest expenses for derivatives hedging CIRR-loans are also recognized as interest expenses, which differs from SEK’s accounting principles. Arrangement fees to SEK are recognized together with other arrangement fees as interest expenses.

In addition to the CIRR-system, SEK administers the Swedish government’s previous concessionary credit program according to the same principles as the CIRR-system. No new lending is being offered under the concessionary credit program. As of September 30, 2022, concessionary loans outstanding amounted to Skr 386 million (year-end 2021: Skr 315 million) and operating profit for the program amounted to Skr -14 million (9M21: Skr -16 million) for the period January-September 2022. SEK’s administrative compensation for administrating the concessionary credit program amounted to Skr 1 million (9M21: Skr 1 million).

Statement of Comprehensive Income for the CIRR-system

Skr mn	Jul-Sep 2022	Apr-Jun 2022	Jul-Sep 2021	Jan-Sep 2022	Jan-Sep 2021	Jan-Dec 2021
Interest income	568	556	541	1,681	1,527	2,105
Interest expenses	-520	-517	-514	-1,550	-1,529	-2,061
Interest compensation	–	2	–	2	7	7
Exchange-rate differences	2	1	0	4	-1	-1
Profit before compensation to SEK	50	42	27	137	4	50
Administrative remuneration to SEK	-61	-58	-50	-175	-142	-197
Operating profit CIRR-system	-11	-16	-23	-38	-138	-147
Reimbursement to (–) / from (+) the State	11	16	23	38	138	147

Interim report January–September 2022	Page 20 of 29

Statement of Financial Position for the CIRR-system

Skr mn	September 30, 2022	December 31, 2021
Cash and cash equivalents	1	8
Loans	98,310	87,872
Derivatives	8,544	36
Other assets	252	7,359
Prepaid expenses and accrued revenues	1,484	470
Total assets	108,591	95,745
Liabilities	107,583	88,092
Derivatives	–	7,060
Accrued expenses and prepaid revenues	1,008	593
Total liabilities	108,591	95,745
Commitments
Committed undisbursed loans	56,005	39,084
Binding offers	1,453	1,510

Note 8. Pledged assets and contingent liabilities

Skr mn	September 30, 2022	December 31, 2021
Collateral provided
Cash collateral under the security agreements for derivative contracts	16,184	10,417
Contingent liabilities[1]
Guarantee commitments	4,394	4,767
Commitments[1]
Committed undisbursed loans	75,346	53,871
Binding offers	1,632	1,510

1	For expected credit losses in guarantee commitments, committed undisbursed loans and binding offers, see Note 4.

Interim report January–September 2022	Page 21 of 29

Note 9. Capital adequacy

The capital adequacy analysis relates to the parent company AB Svensk Exportkredit. The information is disclosed according to FFFS 2014:12 and FFFS 2008:25. For further information on capital adequacy and risks, see Note 30 to the annual financial statements included in SEK’s 2021 Annual Report on Form 20-F and see SEK’s 2021 Capital Adequacy and Risk Management (Pillar 3) Report.

Capital Adequacy Analysis

	September 30, 2022	December 31, 2021
Capital ratios	percent[1]	percent[1]
Common Equity Tier 1 capital ratio	20.0	21.6
Tier 1 capital ratio	20.0	21.6
Total capital ratio	20.0	21.6

1	Capital ratios exclusive of buffer requirements are the quotients of the relevant capital measure and the total risk exposure amount. See tables Own funds – adjusting items and Minimum capital requirements exclusive of buffer.

	September 30, 2022		December 31, 2021
Total risk-based capital requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 8 percent[2]	8,193	8.0	7,371	8.0
of which Tier 1 requirement of 6 percent	6,145	6.0	5,528	6.0
of which minimum requirement of 4.5 percent	4,609	4.5	4,146	4.5
Pillar 2 capital requirements3	3,759	3.7	3,382	3.7
Common Equity Tier 1 capital available to meet buffer requirements[4]	8,531	8.3	9,149	9.9
Capital buffer requirements	3,344	3.2	2,333	2.5
of which Capital conservation buffer	2,560	2.5	2,303	2.5
of which Countercyclical buffer	784	0.7	30	0.0
Pillar 2 guidance[5]	1,536	1.5	1,382	1.5
Total risk-based capital requirement including Pillar 2 guidance	16,832	16.4	14,468	15.7

1	Expressed as a percentage of total risk exposure amount.
2	The minimum requirements according to CRR (Regulation (EU) No 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012) have fully come into force in Sweden without regard to the transitional period.
3	Individual Pillar 2 requirement of 3.67 percent calculated on the total risk exposure amount, according to the decision from the latest Swedish FSA Supervisory Review and Evaluation Process (“SREP”) on September 29, 2021.
4	Common Equity Tier 1 capital available to meet buffer requirement after 8 percent minimum capital requirement (SEK covers all minimum requirements with CET1 capital, i.e., 4.5 percent, 1.5 percent and 2 percent) and after the Pillar 2 requirements (3.67 percent). The Pillar 2 requirement was not deducted in the previous year’s figure.
5	The Swedish FSA notified SEK on September 29, 2021, within the latest SREP, that in addition to the capital requirements according to Regulation (EU) no 575/2013 on prudential requirements, SEK should hold additional capital (Pillar 2 guidance) of 1.50 percent of the total risk-weighted exposure amount. The Pillar 2 guidance is not a binding requirement.

	September 30, 2022	December 31, 2021
Leverage ratio[1]	Skr mn	Skr mn
On-balance sheet exposures	237,182	209,889
Off-balance sheet exposures	7,118	5,309
Total exposure measure	244,300	215,198
Leverage ratio[2]	8.4%	9.3%

1	The leverage ratio reflects the full impact of IFRS 9 as no transitional rules were utilized.
2	Defined by CRR as the quotient of the Tier 1 capital and an exposure measure.

	September 30, 2022		December 31, 2021
Total Leverage ratio requirement	Skr mn	percent[1]	Skr mn	percent[1]
Capital base requirement of 3 percent	7,329	3.0	6,456	3.0
Pillar 2 guidance[2]	366	0.2	323	0.2
Total capital requirement relating to Leverage ratio including Pillar 2 guidance	7,695	3.2	6,779	3.2

1	Expressed as a percentage of total exposure amount.
2	The Swedish FSA has on September 29, 2021 notified SEK, within the latest SREP, that SEK may hold additional capital (Pillar 2 guidance) of 0.15 percent calculated on the total Leverage ratio exposure measure. The Pillar 2 guidance is not a binding requirement.

Interim report January–September 2022	Page 22 of 29

Own funds – Adjusting items

Skr mn	September 30, 2022	December 31, 2021
Share capital	3,990	3,990
Retained earnings	16,098	15,518
Accumulated other comprehensive income and other reserves	253	323
Independently reviewed profit net of any foreseeable charge or dividend	603	601
Common Equity Tier 1 (CET1) capital before regulatory adjustments	20,944	20,432
Additional value adjustments due to prudent valuation	-422	-395
Intangible assets[1]	-76	-99
Fair value reserves related to gains or losses on cash flow hedges	91	–
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	24	98
Negative amounts resulting from the calculation of expected loss amounts	-94	-111
Total regulatory adjustments to Common Equity Tier 1 capital	-477	-507
Total Common Equity Tier 1 capital	20,467	19,925
Total Own funds	20,467	19,925

1	From December 31, 2020, SEK applies the amendments to Delegated Regulation (EU) No 241/2014 regarding deduction of software assets from Common Equity Tier 1 (CET1). The amendments introduce an exemption from the deduction of intangible assets from CET1 for prudently valued software assets of which the value is not negatively affected by resolution, insolvency or liquidation of the institution.

Minimum capital requirements exclusive of buffer

Skr mn	September 30, 2022			December 31, 2021
	EAD[1]	Risk exposure amount	Minimum capital requirement	EAD[1]	Risk exposure amount	Minimum capital requirement
Credit risk standardized method
Corporates	3,178	3,146	252	2,990	2,990	239
Exposures in default	98	98	8	74	74	6
Total credit risk standardized method	3,276	3,244	260	3,064	3,064	245
Credit risk IRB method
Central Governments	244,699	11,870	950	196,606	9,673	774
Financial institutions[2]	37,610	7,047	564	41,082	8,843	707
Corporates[3]	133,799	72,216	5,777	115,412	62,988	5,039
Assets without counterparty	405	405	32	372	372	30
Total credit risk IRB method	416,513	91,538	7,323	353,472	81,876	6,550
Credit valuation adjustment risk	n.a.	2,881	230	n.a.	2,922	233
Foreign exchange risk	n.a.	1,115	89	n.a.	645	52
Commodities risk	n.a.	16	1	n.a.	11	1
Operational risk	n.a.	3,622	290	n.a.	3,622	290
Total	419,789	102,416	8,193	356,536	92,140	7,371

1	Exposure at default (EAD) shows the size of the outstanding exposure at default.
2	Of which counterparty risk in derivatives: EAD Skr 6,741million (year-end 2021: Skr 5,975 million), Risk exposure amount of Skr 2,221 million (year-end 2021: Skr 2,000 million) and Capital requirement of Skr 178 million (year-end 2021: Skr 160 million).
3	Of which related to specialized lending: EAD Skr 6,718 million (year-end 2021: 5,224 million), Risk exposure amount of Skr 4,348 million (year-end 2021: Skr 3,589 million) and Capital requirement of Skr 348 million (year-end 2021: Skr 287 million).

Credit risk

For classification and quantification of credit risk, SEK uses the internal ratings-based (IRB) approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the PD within one year for each of its counterparties, while the remaining parameters are established in accordance with CRR. Application of the IRB approach requires the Swedish FSA’s permission and is subject to ongoing supervision. Certain exposures are, by permission from the Swedish FSA, exempted from application of the IRB approach, and, instead, the standardized approach is applied. In 2020, SEK reviewed its credit risk processes in order to comply with new regulatory requirements, EBA Guidelines EBA/ GL/2016/07 and Commission Delegated Regulation (EU) 2018/171, on the definition of default. As a result, SEK established a new internal definition of default, which was subsequently approved by the Swedish FSA and later, on January 1, 2021, implemented in the IRB approach for own funds requirements calculation. Counterparty risk exposure amounts in derivatives are calculated in accordance with the standardized approach for counterparty credit risk. SEK has been applying a new standardized approach for counterparty credit risk since June 30, 2021.

Credit valuation adjustment risk

Credit valuation adjustment risk is calculated for all over-the- counter derivative contracts, except for credit derivatives used as credit protection and transactions with a qualifying central counterparty. SEK calculates this capital requirement according to the standardized method.

Interim report January–September 2022	Page 23 of 29

Foreign exchange risk

Foreign exchange risk is calculated according to the standardized approach, whereas the scenario approach is used for calculating the gamma and volatility risks.

Commodities risk

Capital requirements for commodity risk are calculated in accordance with the simplified approach under the standardized approach. The scenario approach is used for calculating the gamma and volatility risks.

Operational risk

Capital requirement for operational risk is calculated according to the standardized approach. The company’s operations are divided into business areas as defined in the CRR. The capital requirement for each area is calculated by multiplying a factor depending on the business area by an income indicator. The factors applicable for SEK are 15 percent and 18 percent. The income indicators consist of the average operating income for the past three financial years for each business area.

Transitional rules

The capital adequacy ratios reflect the full impact of IFRS 9 as no transitional rules for IFRS 9 were utilized.

Capital buffer requirements

SEK expects to meet capital buffer requirements with Common Equity Tier 1 capital. The mandatory capital conservation buffer is 2.5 percent. The countercyclical buffer rate that is applied to exposures located in Sweden was increased from 0 percent to 1 percent as of September 29, 2022. As of September 30, 2022, the capital requirement related to relevant exposures in Sweden was 70 percent (year-end 2021: 68 percent) of the total relevant capital requirement regardless of location; this fraction is also the weight applied on the Swedish buffer rate when calculating SEK’s countercyclical capital buffer. On June 21, 2022, the Swedish FSA decided to further increase the countercyclical buffer rate to 2 percent, which will take effect on June 22, 2023. Buffer rates applicable in other countries may have effects on SEK, but as most capital requirements for SEK’s relevant credit exposures are related to Sweden, the potential effect is limited. As of September 30, 2022, the contribution to SEK’s countercyclical buffer from buffer rates in other countries was 0.07 percentage points (year-end 2021: 0.03 percentage points). SEK has not been classified as a systemically important institution by the Swedish FSA. The capital buffer requirements for systemically important institutions that came into force January 1, 2016, therefore do not apply to SEK.

Pillar 2 guidance

The Swedish FSA will in connection with the Supervisory Review and Evaluation Process (”SREP”) determine appropriate levels for the institution’s own funds. The Swedish FSA will then inform the institution of the differences between the appropriate levels and requirements under the Supervisory Regulation, the Buffer Act and the Pillar 2 requirements. These notifications are called Pillar 2 guidance. The Pillar 2 guidance covers both the risk-based capital requirement and the leverage ratio requirement.

Internally assessed economic capital

Skr mn	September 30, 2022	December 31, 2021
Credit risk	7,054	6,038
Operational risk	225	225
Market risk	1,300	1,247
Other risks	230	234
Capital planning buffer	1,610	1,610
Total	10,419	9,354

SEK regularly conducts an internal capital adequacy assessment process, during which the company determines how much capital is needed in order to cover its risks. The result of SEK’s assessment of capital adequacy is presented above. For more information regarding the internal capital adequacy assessment process and its methods, please see Note 30 to the annual financial statements included in SEK’s 2021 Annual Report on Form 20-F.

Liquidity coverage

Skr bn, 12 month average	September 30, 2022	December 31, 2021
Total liquid assets	55.4	56.1
Net liquidity outflows[1]	8.9	10.1
Liquidity outflows	22.7	21.2
Liquidity inflows	15.5	12.2
Liquidity Coverage Ratio	847%	695%

1	Net liquidity outflows is calculated as the net of liquidity outflows and capped liquidity inflows. Capped liquidity inflows is calculated in accordance with article 425 of CRR (EU 575/2013) and article 33 of the Commission Delegated Regulation (EU) 2015/61.

Information on Liquidity Coverage Ratio (LCR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Net stable funding

Skr bn	September 30, 2022	December 31, 2021
Available stable funding	245.0	245.9
Requiring stable funding	200.2	176.4
Net Stable Funding Ratio	122%	139%

Information on Net Stable Funding Ratio (NSFR) in accordance with article 447 of the CRR (EU 575/2013), calculated in accordance with the Commission Delegated Regulation (EU) 2015/61.

Interim report January–September 2022	Page 24 of 29

Note 10. Exposures

Net exposures are reported after taking into consideration effects of guarantees and credit default swaps. Amounts are calculated in accordance with capital adequacy calculations, but before the application of credit conversion factors.

Total net exposures by exposure class

	Credits & interest-bearing securities				Committed undisbursed loans, derivatives, etc.				Total
	September 30, 2022		December 31, 2021		September 30, 2022		December 31, 2021		September 30, 2022		December 31, 2021
Skr bn	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	164.0	46.4	136.1	44.4	67.0	76.0	49.4	74.8	231.0	52.3	185.5	49.8
Regional governments	16.2	4.6	14.3	4.7	0.9	1.0	1.0	1.5	17.1	3.9	15.3	4.1
Multilateral development banks	4.6	1.3	3.0	1.0	–	–	–	–	4.6	1.0	3.0	0.8
Public Sector Entity	9.0	2.5	5.4	1.7	–	–	–	–	9.0	2.0	5.4	1.4
Financial institutions	30.0	8.5	34.9	11.4	7.9	9.0	6.3	9.5	37.9	8.6	41.2	11.1
Corporates	129.9	36.7	112.7	36.8	12.3	14.0	9.4	14.2	142.2	32.2	122.1	32.8
Total	353.7	100.0	306.4	100.0	88.1	100.0	66.1	100.0	441.8	100.0	372.5	100.0

Net exposure by region and exposure class, as of September 30, 2022

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	0.0	0.4	2.3	1.3	–	200.3	24.4	2.3	231.0
Regional governments	–	–	–	–	–	14.0	3.1	–	17.1
Multilateral development banks	–	–	–	–	–	–	4.6	–	4.6
Public Sector Entity	–	–	–	–	–	–	9.0	–	9.0
Financial institutions	0.1	–	0.2	1.7	–	17.2	18.6	0.1	37.9
Corporates	0.2	1.0	3.3	6.2	3.5	98.1	28.8	1.1	142.2
Total	0.3	1.4	5.8	9.2	3.5	329.6	88.5	3.5	441.8

Net exposure by region and exposure class, as of December 31, 2021

Skr bn	Middle East/ Africa	Asia excl. Japan	Japan	North America	Latin America	Sweden	West European countries excl. Sweden	Central- and East European countries	Total
Central governments	–	0.4	2.0	2.0	–	161.5	17.0	2.6	185.5
Regional governments	–	–	–	–	–	15.3	0.0	–	15.3
Multilateral development banks	–	–	–	–	–	–	3.0	–	3.0
Public Sector Entity	–	–	–	–	–	–	5.4	–	5.4
Financial institutions	0.0	–	2.4	4.9	–	15.1	18.6	0.2	41.2
Corporates	1.4	1.2	3.3	5.7	3.3	82.7	23.1	1.4	122.1
Total	1.4	1.6	7.7	12.6	3.3	274.6	67.1	4.2	372.5

Interim report January–September 2022	Page 25 of 29

Net exposure to European countries, excluding Sweden

Skr bn	September 30, 2022	December 31, 2021
Germany	19.6	10.3
France	11.9	7.8
Finland	11.5	8.2
Luxembourg	7.4	4.3
Norway	6.9	6.8
United Kingdom	6.0	7.0
Denmark	5.2	5.4
Belgium	5.1	2.9
The Netherlands	5.0	4.0
Austria	4.9	6.0
Poland	2.4	2.8
Spain	2.4	2.3
Portugal	1.0	1.0
Ireland	0.8	0.6
Switzerland	0.6	0.4
Serbia	0.4	0.4
Lithuania	0.3	0.3
Italy	0.2	0.1
Iceland	0.1	0.1
Estonia	0.1	0.1
Latvia	0.1	0.1
Czech Republic	0.1	0.2
Slovakia	0.0	0.1
Total	92.0	71.2

Note 11. Reference interest rate reform

Since the 2010s, there has been an ongoing reform to replace or amend benchmark interest rates such as LIBOR and other interbank offered rates (“IBOR”). SEK’s exposure that is directly affected by the reference interest rate reform is primarily its lending contracts with floating interest rates, its lending and borrowing contracts at fixed interest rates that are hedged to floating interest rates as well as swaps to floating interest rates. The main floating interest rate exposures relate to USD LIBOR, STIBOR and EURIBOR. LIBOR is the group of benchmark interest rates that currently has a timed settlement plan. GBP LIBOR, CHF LIBOR, EUR LIBOR, JPY LIBOR and USD LIBOR 1W and USD LIBOR 2M ceased on December 31, 2021. For USD LIBOR, the rest of the maturities will expire after June 30, 2023. Outstanding exposures with a reference interest rate of USD LIBOR and a maturity after June 2023 will be converted during the period up to June 30, 2023. Change of reference interest rate during the reform will be carried out with the intention that the change shall be financially neutral for each party. SEK has lending contracts and derivative contracts maturing after June 30, 2023 in USD LIBOR with a nominal amount of USD 1,706 million and USD 17,482 million, respectively. SEK has adhered to the 2020 ISDA Fallback Protocol, which sets a market standard for handling between counterparties the conversion of derivatives to a new reference interest rate during the reference interest rate reform. For lending contracts, conversion is handled by agreement. SEK has applied the relief under IFRS 9 Reform for new reference rates.

Note 12. Transactions with related parties

Transactions with related parties are described in Note 27 to the annual financial statements in SEK’s 2021 Annual Report on Form 20-F. During the first quarter of 2022, SEK repaid the drawdown of Skr 10 billion that was made from the credit facility with the Swedish National Debt Office during the first quarter of 2020. Beyond that, no material changes have taken place in relation to transactions with related parties compared to the description in SEK’s 2021 Annual Report on Form 20-F.

Note 13. Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Interim report January–September 2022	Page 26 of 29

The Board of Directors and the Chief Executive Officer confirm that this interim report provides a fair overview of the Consolidated Group’s operations and financial position and result, and describes material risks and uncertainties facing the Consolidated Group.

Stockholm, October 28, 2022

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Lennart Jacobsen	Håkan Berg
Chairman of the Board	Director of the Board

Anna Brandt	Reinhold Geijer	Hanna Lagercrantz
Director of the Board	Director of the Board	Director of the Board

Katarina Ljungqvist	Eva Nilsagård	Paula da Silva
Director of the Board	Director of the Board	Director of the Board

Magnus Montan
Chief Executive Officer

SEK has established the following expected dates for the publication of financial information and other related matters:

February 1, 2023      Year-end report for the period January 1, 2022 – December 31, 2022

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 28, 2022, 15:00 (CEST).

Additional information about SEK, including investor presentations and SEK’s 2021 Annual Report on Form 20-F, is available at www.sek.se. Information available on or accessible through SEK’s website is not incorporated herein by reference.

Interim report January–September 2022	Page 27 of 29

Alternative performance measures (see *)

Alternative performance measures (APMs) are key performance indicators that are not defined under IFRS or in the Capital Requirements Directive IV (CRD IV) or in regulation (EU) No. 575/2013 on prudential requirements for credit institutions and investment firms (CRR). SEK has presented these, either because they are in common use within the industry or because they comply with SEK’s assignment from the Swedish government. The APMs are used internally to monitor and manage operations, and are not considered to be directly comparable with similar key performance indicators presented by other companies. For additional information regarding the APMs, refer to www.sek.se.

* After-tax return on equity

Net profit, expressed as a percentage per annum of the current year’s average equity (calculated using the opening and closing balances for the report period).

* Average interest-bearing assets

This item includes cash and cash equivalents, treasuries/government bonds, other interest-bearing securities except loans, loans in the form of interest-bearing securities, loans to credit institutions and loans to the public, and is calculated using the opening and closing balances for the reporting period.

* Average interest-bearing liabilities

This item includes borrowing from credit institutions, borrowing from the public and debt securities issued and is calculated using the opening and closing balances for the reporting period.

Basic and diluted earnings per share (Skr)

Net profit divided by the average number of shares, which amounted to 3,990,000 for each period.

* CIRR loans as percentage of new lending

The proportion of officially supported export credits (CIRR) of new lending.

CIRR-system

The CIRR-system comprises of the system of officially supported export credits (CIRR).

Common Equity Tier 1 capital ratio

The capital ratio is the quotient of total common equity tier 1 capital and the total risk exposure amount.

Green bond

A green bond is a bond where the capital is earmarked for various forms of environmental projects.

Green lending and green loans

SEK’s green lending comprises green loans that promote the transition to a low-carbon economy. The classification is performed by sustainability analysts at SEK. The effects that the loan will give rise to, such as reduced emissions of greenhouse gases, are monitored and reported. The term green project is assigned the same meaning as the term green loan. Green loans are categorized under SEK’s framework for green bonds and green loans finance products or services that lead to significant and demonstrable progress toward the goal of sustainable development.

Leverage ratio

Tier 1 capital expressed as a percentage of the exposure measured under CRR (refer to Note 9).

Liquidity coverage ratio (LCR)

The liquidity coverage ratio is a liquidity metric that shows SEK’s highly liquid assets in relation to the company’s net cash outflows for the next 30 calendar days. An LCR of 100 percent means that the company’s liquidity reserve is of sufficient size to enable the company to manage stressed liquidity outflows over a period of 30 days. Unlike the Swedish FSA’s rules, the EU rules take into account the outflows that correspond to the need to pledge collateral for derivatives that would arise as a result of the effects of a negative market scenario.

Loans

Lending pertains to all credit facilities provided in the form of interest-bearing securities, and credit facilities granted by traditional documentation. SEK considers these amounts to be useful measurements of SEK’s lending volumes. Accordingly, comments on lending volumes in this report pertain to amounts based on this definition.

* Loans, outstanding and undisbursed

The total of loans in the form of interest-bearing securities, loans to credit institutions, loans to the public and loans, outstanding and undisbursed. Deduction is made for cash collateral under the security agreements for derivative contracts and deposits with time to maturity exceeding three months (see the Statement of Financial Position and Note 8).

Net stable funding ratio (NSFR)

This ratio measures stable funding in relation to the company’s illiquid assets over a one-year, stressed scenario in accordance with CRRII.

* New lending

New lending includes all new committed loans, irrespective of tenor. Not all new lending is reported in the Consolidated Statement of Financial Position and the Consolidated Statement of Cash Flows since certain portions comprise committed undisbursed loans (see Note 8). The amounts reported for committed undisbursed loans may change when presented in the Consolidated Statement of Financial Position due to changes in exchange rates, for example.

* New long-term borrowings

New borrowings with maturities exceeding one year, for which the amounts are based on the trade date.

* Outstanding senior debt

The total of borrowing from credit institutions, borrowing from the public and debt securities issued.

Own credit risk

Net fair value change due to credit risk on financial liabilities designated as at fair value through profit or loss.

Repurchase and redemption of own debt

The amounts are based on the trade date.

Social loans

Social loans are offered to exporters and suppliers for projects, often in developing countries, whose aim is to improve social conditions.

Sustainability-linked loans

Sustainability-linked loans concern working capital connected to the borrower’s sustainability targets, for example, energy-efficiency enhancements, reduced transportation or reduced number of accidents. If the borrower reaches their targets, they are rewarded with a lower interest rate.

Swedish exporters

SEK’s clients that directly or indirectly promote Swedish export.

Tier 1 capital ratio

The capital ratio is the quotient of total tier 1 capital and the total risk exposure amount.

Total capital ratio

The capital ratio is the quotient of total Own funds and the total risk exposure amount.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish kronor (Skr), abbreviated “Skr mn” and relate to the group consisting of the Parent Company and its consolidated subsidiary (together, the “Group” or the “Consolidated Group”). AB Svensk Exportkredit (SEK), is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public limited liability company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obliged to add “(publ.)” to its company name.

Interim report January–September 2022	Page 28 of 29

About Swedish Export Credit Corporation (SEK)

SEK is owned by the Swedish state, and since 1962 has enabled growth for thousands of Swedish companies. To expand their production, make acquisitions, employ more people and enable selling goods and services to customers worldwide.

SEK’s mission	Our mission is to ensure access to financial solutions for the Swedish export industry on commercial and sustainable terms. The mission includes making available fixed-interest export credits within the officially supported CIRR-system.
SEK’s vision	Our vision is a sustainable world through increased Swedish exports.
SEK’s core values	We are professionals, make the difficult easy and build sustainable relationships.
SEK’s clients	We finance exporters, their subcontractors and foreign clients. The target group is companies with annual sales exceeding Skr 200 million and that are linked to Swedish interests and exports.
SEK’s partnerships	Through Team Sweden, we have close partnerships with other export promotion agencies in Sweden such as Business Sweden and The Swedish Export Credit Agency (EKN). Our international network is substantial and we also work with numerous Swedish and international banks.

Interim report January–September 2022	Page 29 of 29